                                    FORM 11-K

    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 For the fiscal year ended DECEMBER 31, 1998.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the transition period from _______________ to _______________.


Commission file number 1-8649.

     A.  The Toro Company Investment and Savings Plan
     B.  The Toro Company
         8111 Lyndale Avenue South
         Minneapolis, MN  55420

                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:
1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).
3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.
4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope of exemption" contained in
     Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   THE TORO COMPANY SAVINGS AND INVESTMENT PLAN
                                                     (Name of Plan)

Dated JUNE 29, 1999                         /s/ STEPHEN P. WOLFE
      -------------                         -----------------------------
                                            Stephen P. Wolfe
                                            Vice President - Finance
                                            Chief Financial Officer

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN


                                TABLE OF CONTENTS

                                                                          PAGE
Independent Auditors' Report                                                1

Statement of Net Assets Available for Plan Benefits
     December 31, 1998                                                      2

Statement of Net Assets Available for Plan Benefits
     December 31, 1997                                                      3

Statement of Changes in Net Assets Available for Plan Benefits
     Year ended December 31, 1998                                           4

Statement of Changes in Net Assets Available for Plan Benefits
     Year ended December 31, 1997                                           5

Notes to Financial Statements                                             6-10

SCHEDULES:

1--Item 27a--Schedule of Assets Held for Investment Purposes               11

2--Item 27d--Schedule of Reportable Transactions                           12


                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
The Toro Company Investment and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of The Toro Company Investment and Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Minneapolis, Minnesota

June 18, 1999                          1

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1998

                                              PUTNAM        PUTNAM       PUTNAM         PUTNAM
                                              GROWTH         ASSET        ASSET          ASSET          PUTNAM
                                                AND       ALLOCATION   ALLOCATION      ALLOCATION    INTERNATIONAL     PUTNAM
                              TORO STABLE     INCOME        GROWTH      BALANCED       CONSERVATIVE     GROWTH         VOYAGER
                              VALUE FUND       FUND        PORTFOLIO    PORTFOLIO      PORTFOLIO         FUND           FUND
                              ------------  ------------  ------------ ------------  --------------  -------------   ------------
Assets held by Trustee:
   Investments              $  38,111,311    47,563,426    10,352,492   11,837,025     5,611,645       7,371,753      49,396,518
                              ------------  ------------  ------------ ------------    ----------      ----------    ------------

           Net assets
             available for
             plan benefits  $  38,111,311    47,563,426    10,352,492   11,837,025     5,611,645       7,371,753      49,396,518
                              ------------  ------------  ------------ ------------    ----------      ----------    ------------
                              ------------  ------------  ------------ ------------    ----------      ----------    ------------


                                  UAM
                                  ICM       THE TORO
                                 SMALL      COMPANY
                                COMPANY      COMMON
                                PORTFOLIO    STOCK         TOTAL
                                ---------  -----------  -------------
Assets held by Trustee:
   Investments                   997,323   19,786,357    191,027,850
                                ---------  -----------  -------------

           Net assets
             available for
             plan benefits       997,323   19,786,357    191,027,850
                                ---------  -----------  -------------
                                ---------  -----------  -------------




See accompanying notes to financial statements.

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1997

                                              PUTNAM        PUTNAM       PUTNAM         PUTNAM
                                              GROWTH        ASSET        ASSET          ASSET           PUTNAM
                                                AND       ALLOCATION   ALLOCATION     ALLOCATION    INTERNATIONAL     PUTNAM
                              TORO STABLE     INCOME        GROWTH      BALANCED      CONSERVATIVE      GROWTH        VOYAGER
                              VALUE FUND       FUND       PORTFOLIO    PORTFOLIO      PORTFOLIO          FUND          FUND
                              ------------  ------------  -----------  -----------  --------------- -------------   ------------
Assets held by Trustee:
   Investments              $  35,228,096    40,803,566    8,522,425   10,353,353      5,149,130       6,183,358     38,550,901
                              ------------  ------------  -----------  -----------  --------------- --------------  ------------

           Net assets
             available for
             plan benefits  $  35,228,096    40,803,566    8,522,425   10,353,353      5,149,130       6,183,358     38,550,901
                              ------------  ------------  -----------  -----------  --------------- --------------  ------------
                              ------------  ------------  -----------  -----------  --------------- --------------  ------------


                                  UAM
                                  ICM       THE TORO
                                 SMALL       COMPANY
                                COMPANY      COMMON
                                PORTFOLIO     STOCK        TOTAL
                                ---------  ------------ -------------
Assets held by Trustee:
   Investments                   933,067    21,618,531   167,342,427
                                ---------  ------------ -------------

           Net assets
             available for
             plan benefits       933,067    21,618,531   167,342,427
                                ---------  ------------ -------------
                                ---------  ------------ -------------



See accompanying notes to financial statements.

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1998

                                                   PUTNAM        PUTNAM       PUTNAM          PUTNAM
                                                   GROWTH        ASSET         ASSET          ASSET           PUTNAM
                                                     AND       ALLOCATION   ALLOCATION      ALLOCATION     INTERNATIONAL
                                   TORO STABLE     INCOME        GROWTH      BALANCED      CONSERVATIVE       GROWTH
                                   VALUE FUND       FUND       PORTFOLIO     PORTFOLIO      PORTFOLIO          FUND
                                   ------------  ------------  -----------  ------------  ---------------  --------------
Investment income:
   Interest and dividends        $   2,314,535     4,227,851      276,669       383,188        252,514         211,025
   Net appreciation
     (depreciation) in the fair
     value of investments                   --     2,108,021      984,735       871,508        218,065         950,497
                                   ------------  ------------  -----------  ------------  ---------------  --------------

             Net investment
               income (loss)         2,314,535     6,335,872    1,261,404     1,254,696        470,579       1,161,522

Employer contributions                 908,234     2,051,217      568,067       550,053        146,324         364,789
Employee contributions                 632,374     1,900,703      669,693       530,302        155,040         482,106
Rollover contributions                  94,728        45,096      217,344        29,334         27,512          28,415
                                   ------------  ------------  -----------  ------------    -----------      ----------

             Total contributions     1,635,336     3,997,016    1,455,104     1,109,689        328,876         875,310

Benefit payments                    (2,189,694)   (2,617,671)    (626,866)     (503,464)      (180,593)       (295,046)
Transfers between funds              1,130,090      (955,357)    (259,575)     (377,249)      (156,347)       (553,391)
Transfers to other plans                (7,052)           --           --            --             --              --
                                   ------------  ------------  -----------  ------------    -----------      ----------

             Increase (decrease)
               in net assets
               available for
               plan benefits         2,883,215     6,759,860    1,830,067     1,483,672        462,515       1,188,395

Net assets available for plan
  benefits:
     Beginning of year              35,228,096    40,803,566    8,522,425    10,353,353      5,149,130       6,183,358
                                   ------------  ------------  -----------  ------------  ---------------  --------------

     End of year                 $  38,111,311    47,563,426   10,352,492    11,837,025      5,611,645       7,371,753
                                   ------------  ------------  -----------  ------------  ---------------  --------------
                                   ------------  ------------  -----------  ------------  ---------------  --------------


                                                    UAM
                                                    ICM       THE TORO
                                      PUTNAM       SMALL       COMPANY
                                     VOYAGER      COMPANY      COMMON
                                       FUND      PORTFOLIO      STOCK        TOTAL
                                    -----------  ----------  ------------ -------------
Investment income:
   Interest and dividends            3,319,802      64,104       258,045    11,307,733
   Net appreciation
     (depreciation) in the fair
     value of investments            6,182,402     (66,301)   (6,009,236)    5,239,691
                                    -----------  ----------  ------------ -------------

             Net investment
               income (loss)         9,502,204      (2,197)   (5,751,191)   16,547,424

Employer contributions               1,976,871      49,505     2,336,134     8,951,194
Employee contributions               2,490,365      96,412       371,002     7,327,997
Rollover contributions                 163,673      19,693        46,898       672,693
                                    -----------  ----------  ------------ -------------

             Total contributions     4,630,909     165,610     2,754,034    16,951,884

Benefit payments                    (2,363,818)    (22,048)   (1,007,633)   (9,806,833)
Transfers between funds               (923,678)    (77,109)    2,172,616            --
Transfers to other plans                    --          --            --        (7,052)
                                    -----------  ----------  ------------ -------------

             Increase (decrease)
               in net assets
               available for
               plan benefits        10,845,617      64,256    (1,832,174)   23,685,423

Net assets available for plan
  benefits:
     Beginning of year              38,550,901     933,067    21,618,531   167,342,427
                                    -----------  ----------  ------------ -------------

     End of year                    49,396,518     997,323    19,786,357   191,027,850
                                    -----------  ----------  ------------ -------------
                                    -----------  ----------  ------------ -------------



See accompanying notes to financial statements.

                  THE TORO COMPANY INVESTMENT AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1997

                                                   PUTNAM        PUTNAM       PUTNAM         PUTNAM
                                                   GROWTH        ASSET         ASSET         ASSET           PUTNAM
                                                     AND       ALLOCATION   ALLOCATION     ALLOCATION     INTERNATIONAL
                                   TORO STABLE     INCOME        GROWTH      BALANCED     CONSERVATIVE       GROWTH
                                   VALUE FUND       FUND       PORTFOLIO     PORTFOLIO      PORTFOLIO         FUND
                                   ------------  ------------  -----------  ------------ ---------------  --------------
Investment income:
   Interest and dividends        $   2,409,383     5,194,953      614,187       901,736       351,080          366,127
   Net appreciation
     (depreciation) in the fair
     value of investments                   --     2,405,364      655,061       532,782       173,113          491,044
                                   ------------  ------------  -----------  ------------ ---------------  --------------

             Net investment
               income                2,409,383     7,600,317    1,269,248     1,434,518       524,193          857,171

Employer contributions                 728,548     1,714,517      397,282       438,193       110,023          280,472
Employee contributions                 628,782     1,848,213      656,680       577,950       148,535          466,227
Rollover contributions                  35,747       156,330       41,973        19,474            --           40,531
                                   ------------  ------------  -----------  ------------ ---------------  --------------

             Total contributions     1,393,077     3,719,060    1,095,935     1,035,617       258,558          787,230

Benefit payments                    (3,512,548)   (1,161,914)    (434,374)     (419,981)      (58,681)        (112,130)
Transfers between funds             (2,005,730)    1,845,408      394,531      (116,888)      189,771          382,843
Transfers from (to) other plans       (185,847)           --           --            79            --               --
                                   ------------  ------------  -----------  ------------ ---------------  --------------

             Increase (decrease)
               in net assets
               available for
               plan benefits        (1,901,665)   12,002,871    2,325,340     1,933,345       913,841        1,915,114

Net assets available for plan
  benefits:
     Beginning of year              37,129,761    28,800,695    6,197,085     8,420,008     4,235,289        4,268,244
                                   ------------  ------------  -----------  ------------ ---------------  --------------

     End of year                 $  35,228,096    40,803,566    8,522,425    10,353,353     5,149,130        6,183,358
                                   ------------  ------------  -----------  ------------  ---------------  --------------
                                   ------------  ------------  -----------  ------------  ---------------  --------------


                                                    UAM
                                                    ICM       THE TORO
                                      PUTNAM       SMALL       COMPANY
                                      VOYAGER     COMPANY      COMMON
                                       FUND       PORTFOLIO     STOCK         TOTAL
                                    ------------  ---------  ------------  -------------
Investment income:
   Interest and dividends             2,280,977     62,583       237,729     12,418,755
   Net appreciation
     (depreciation) in the fair
     value of investments             5,397,599    (55,462)    3,116,442     12,715,943
                                    ------------  ---------  ------------  -------------

             Net investment
               income                 7,678,576      7,121     3,354,171     25,134,698

Employer contributions                1,784,099         --     2,286,103      7,739,237
Employee contributions                2,417,775      7,313       335,230      7,086,705
Rollover contributions                  138,257     37,731        12,538        482,581
                                    ------------  ---------  ------------  -------------

             Total contributions      4,340,131     45,044     2,633,871     15,308,523

Benefit payments                       (995,981)       (81)     (594,291)    (7,289,981)
Transfers between funds                (304,113)   880,983    (1,266,805)            --
Transfers from (to) other plans              10         --         5,635       (180,123)
                                    ------------  ---------  ------------  -------------

             Increase (decrease)
               in net assets
               available for
               plan benefits         10,718,623    933,067     4,132,581     32,973,117

Net assets available for plan
  benefits:
     Beginning of year               27,832,278         --    17,485,950    134,369,310
                                    ------------  ---------  ------------  -------------

     End of year                     38,550,901    933,067    21,618,531    167,342,427
                                     -----------  ----------  ------------ -------------
                                     -----------  ----------  ------------ -------------


See accompanying notes to financial statements.

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF FINANCIAL STATEMENT PRESENTATION

          The accompanying financial statements of The Toro Company Investment and Savings Plan (the Plan) are presented in accordance with generally accepted accounting principles. The accounting records of the Plan are maintained on the accrual basis.

     (b)  INVESTMENTS

          The Plan's investments are held by Putnam Fiduciary Trust Company (the Trustee). Plan investments are invested in the following investment funds:

            (a) The Toro Stable Value Fund is a master trust, which invests in investment contracts with insurance companies, major banks, and other financial institutions. The fund's holdings may also include U.S. Government agency mortgage-backed securities, AAA-rated asset-backed securities, high-quality debt securities, and money market investments.

            (b) The Putnam Growth and Income Fund is invested in common stock of companies that pay dividends and have the potential for capital growth.

            (c) The Putnam Asset Allocation Growth Portfolio is invested in approximately 80% equity securities (primarily common stock) and 20% debt securities.

            (d) The Putnam Asset Allocation Balanced Portfolio is invested in approximately 65% equity securities (primarily common stock) and 35% debt securities.

            (e) The Putnam Asset Allocation Conservative Portfolio is invested in approximately 35% equity securities (primarily common stock) and 65% debt securities.

            (f) The Putnam International Growth Fund is invested primarily in equity securities of companies located outside North America.

            (g) The Putnam Voyager Fund is invested primarily in common stocks of small to medium sized companies that have the potential for long-term capital appreciation.

            (h) United Asset Management--Investment Counselors of Maryland (UAM-ICM) Small Company Portfolio is invested in common stocks of smaller companies that have the potential for long-term capital appreciation.

            (i) The Toro Company Common Stock--common stock of The Toro Company.

          The investment securities are stated at fair value based upon published quotations or, in the absence of available quotations, at fair value as determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis.


                                       6                             (Continued)

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


          Currently, The Toro Company (the Company) maintains one master trust, the Toro Stable Value Fund (master trust) for three profit sharing and retirement plans that are sponsored by the Company. The three plans are The Toro Company Profit Sharing Plan for Plymouth Union Employees, The Toro Company Investment and Savings Plan, and The Toro Company Employee Stock Ownership Plan. The purpose of the master trust is to pool investment transactions and achieve uniform rates of return on comparable funds under all plans.

          The Plan's share of net investment income from the master trust is determined by the Trustee based on the ratio of the fair value of the Plan's equity in the investment fund to the total net assets of the investment fund at the beginning of the plan year.

          The short term securities of the Toro Stable Value Fund are stated at cost, which approximates fair value. The Toro Stable Value Fund includes various fully benefit responsive investment contracts. These contracts are valued in the Plan at contract value, which includes cost plus accrued interest. These contracts have stated interest rates ranging from 5.31% to 7.41%. These investments have maturities ranging from the year 1999 to the year 2002.

     (c)  ACCOUNTING ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)  DESCRIPTION OF PLAN

     The Plan is a defined contribution profit sharing plan sponsored by the Company. The Company, as administrator of the Plan, absorbs all administrative costs and Trustee fees of the Plan, with the exception of investment management fees, which are netted against investment income.

     A general description of the Plan is contained in the Plan document amended as of June 24, 1998. Participants should refer to the Plan document for more complete information.

     Contributions are made under control of the plan administrator. The allocation of the participants' and Company contributions to the investment funds is selected by the participants.

     Benefit payments and transfers of participants' interests are made under control of the Trustee. Company matching contributions, together with income attributable thereto, vest at the rate of 20% after one year of vesting service, with an additional 20% being accumulated annually thereafter until the participant is 100% vested.


                                       7                             (Continued)

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(3)  CONTRIBUTIONS AND PLAN TRANSFERS

     The Company's funding policy is to make annual contributions to the Plan in amounts determined by a formula set forth in the Plan. The contribution formula is based on 5.5% of the participants' total compensation earned during the plan year plus 5.5% of the participants' compensation above the Social Security taxable wage base as of the beginning of the plan year. In addition, the Company is required to make a matching contribution equal to 50% of the participants' contributions to the Plan not to exceed two percent of the participant's total compensation. The contribution formula specifies a minimum annual contribution to the Plan. The Company contribution is allocated to participants based on compensation earned during the plan year. Investment income is allocated based on participants' account balances.

     The employee contributions consist of salary reduction elections under a 401(k) feature and rollover funds from other qualified plans.

     Transfers to/from other plans represent participant elected transfers to/from other plans.

(4)  PARTY-IN-INTEREST TRANSACTIONS

     Putnam Fiduciary Trust Company and The Toro Company are parties-in-interest with respect to the Plan. In the opinion of the Plan's legal counsel, transactions between the Plan and the Trustee and the Company are exempt from being considered as `prohibited transactions' under the Employee Retirement Income Security Act of 1974 (ERISA) Section 408(b).

(5)  PLAN TERMINATION

     The Company has voluntarily agreed to make contributions to the Plan. Although the Company has not expressed any intent to terminate the profit sharing plan agreement, it may do so at any time. Upon termination of the Plan, the interest of the participants in the Plan shall fully vest.

(6)  INVESTMENTS

     Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by the Company in the master trust.

     On August 12, 1994, guaranteed investment contracts in the Toro Stable Value Fund of $2,132,761 issued by Confederation Life Insurance Company
     (CL) was placed under court supervised rehabilitation. Beginning August 1, 1995, payments from the CL annuity contracts were suspended pending further court action until such time as the fair value of the CL annuity contracts could be determined. The actions suspending distributions were consistent with procedures published by the Internal Revenue Service.


                                       8                             (Continued)

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


     During 1997, the Toro Stable Value Fund received payments of $2,147,799 related to the CL annuity contracts. The amount in excess of the $2,132,761 ($15,038) was recorded as investment income in 1997. Any further payments received upon final liquidation of these contracts will be recorded as investment income upon receipt.

     The net assets available for benefits of the master trust at December 31, 1998 were as follows:

                                                                         TORO STABLE
                                                                         VALUE FUND
                                                                      ------------------
             Investments:
                 Short-term investment funds                        $     22,284,879
                 Guaranteed investment contracts                          17,451,245
                                                                    ------------------

                          Total assets available for benefits       $     39,736,124
                                                                    ------------------
                                                                    ------------------

     The net assets available for benefits of the master trust at December 31, 1997 were as follows:

                                                                         TORO STABLE
                                                                         VALUE FUND
                                                                     ------------------
             Investments:
                 Short-term investment funds                         $     15,706,617
                 Guaranteed investment contracts                           20,923,182
                                                                     ------------------

                          Total assets available for benefits        $     36,629,799
                                                                     ------------------
                                                                     ------------------

     The changes in net assets available for benefits of the master trust for the year ended December 31, 1998 were as follows:

                                                                          TORO STABLE
                                                                          VALUE FUND
                                                                      ------------------
             Investment income (interest and dividends)                 $    2,405,039
             Deposits by participating plans                                 1,635,336
             Withdrawals by participating plans                               (934,050)
                                                                        ------------------

                          Increase in net assets                             3,106,325

             Net assets available for benefits:
                 Beginning of year                                          36,629,799
                                                                        ------------------

                 End of year                                            $   39,736,124
                                                                        ------------------
                                                                        ------------------


                                       9                             (Continued)

                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


     The changes in net assets available for benefits of the master trust for the year ended December 31, 1997 were as follows:

                                                                          TORO STABLE
                                                                          VALUE FUND
                                                                      ------------------
             Investment income (interest and dividends)               $      2,492,450
             Deposits by participating plans                                 1,393,077
             Withdrawals by participating plans                             (5,652,669)
                                                                      ------------------

                          Decrease in net assets                            (1,767,142)

             Net assets available for benefits:
                 Beginning of year                                          38,396,941
                                                                      ------------------

                 End of year                                          $     36,629,799
                                                                      ------------------
                                                                      ------------------

     The Plan's proportionate share of net investment income from the master trust is based upon the percentage of the fair value of the Plan's investment in the master trust's assets. The Plan's percentage interest in the net assets of the master trust was approximately 97% as of December 31, 1998 and 1997, and the Plan's share of net investment income was 96% for the years then ended.

     The following investments represent 5% or more of the Plan's net assets available for plan benefits as of December 31, 1998 and 1997:

                                                                                    1998               1997
                                                                               ----------------   ---------------

             Toro Stable Value Fund*                                         $    38,111,311         35,228,096
             Putnam Growth and Income Fund*                                       47,563,426         40,803,566
             Putnam Asset Allocation Growth Portfolio*                            10,352,492          8,522,425
             Putnam Asset Allocation Balanced Portfolio*                          11,837,025         10,353,353
             Putnam Voyager Fund*                                                 49,396,518         38,550,901
             The Toro Company Common Stock*                                       19,786,357         21,618,531

             *Party-in-interest

(7)  FEDERAL INCOME TAXES

     The plan administrator has received a determination letter from the Internal Revenue Service dated July 18, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is exempt from federal income taxes under
     Section 501(a) of the Code. The plan administrator believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code and are exempt from federal income taxes.

(8)  SUBSEQUENT EVENT

     Effective January 1, 1999, the company amended the plan by reducing the eligibility requirement and requiring new employee minimum contributions to the plan unless declined by the employee.

                                                                      SCHEDULE 1
                                  THE TORO COMPANY
                            INVESTMENT AND SAVINGS PLAN

             Item 27a--Schedule of Assets Held for Investment Purposes

                                 December 31, 1998

                                                           FACE
                                                         AMOUNT OR                      FAIR
                    DESCRIPTION                           SHARES         COST           VALUE
----------------------------------------------------    ------------  ------------   ------------

Toro Stable Value Fund*                                  32,865,912  $  33,526,341  $  38,111,311
Putnam Growth and Income Fund*                            2,321,299     40,553,210     47,563,426
Putnam Asset Allocation Growth Portfolio*                   759,537      8,266,678     10,352,492
Putnam Asset Allocation Balanced Portfolio*                 985,597     10,033,154     11,837,025
Putnam Asset Allocation Conservative Portfolio*             540,621      5,130,084      5,611,645
Putnam International Growth Fund*                           383,346      5,739,638      7,371,753
Putnam Voyager Fund*                                      2,253,491     37,331,068     49,396,518
UAM ICM Small Company Portfolio                              40,899      1,109,093        997,323
The Toro Company Common Stock*                              694,258     17,838,748     19,786,357
                                                                     -------------  -------------

Total investments                                                    $ 159,528,013  $ 191,027,850
                                                                     -------------  -------------
                                                                     -------------  -------------


*Party-in-interest.


See accompanying independent auditors' report.

                                                                      SCHEDULE 2
                                THE TORO COMPANY
                           INVESTMENT AND SAVINGS PLAN

                  Item 27d--Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                             NUMBER OF        NUMBER OF
                                             PURCHASES          SALES                        FAIR
        DESCRIPTION OF ASSETS               TRANSACTIONS    TRANSACTIONS        COST         VALUE      NET GAIN
---------------------------------------     ------------    --------------   -----------  ------------  ---------
5% series of transactions by
   Rule 2520.103-6(c)(1)(iii):


       Putnam Growth and Income Fund*           179              221       $ 14,810,316 $  15,498,662 $  688,346
       Putnam Voyager Fund*                     203              190         14,181,507    15,072,402    890,895
       Toro Stable Value Fund*                  172              241         12,168,157    12,585,298    417,141


*Party-in-interest.


See accompanying independent auditors' report.